UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE FIRST QUARTER ENDING MARCH 31, 2012

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$544,794	$262,901
Short-term investments (Note 6)	49,411	228,321
Trade and other receivables	118,184	103,433
Income taxes receivable	4,067	2,542
Inventories (Note 7)	230,715	135,696
Derivative financial asset	354	-
Prepaids and other current assets	9,718	9,343
	957,243	742,236
Non-current assets
Mineral property, plant and equipment, net (Note 8)	2,237,254	1,189,708
Long-term refundable tax	10,355	10,253
Deferred tax assets	12,868	4,170
Other assets (Note 9)	5,418	5,429
Goodwill (Note 3)	211,292	-
Total Assets	$3,434,430	$1,951,796

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$114,791	$78,258
Provisions (Note 11)	4,654	2,341
Current portion of finance lease (Note 12)	23,629	20,841
Current income tax liabilities	31,364	74,366
	174,438	175,806
Non-current liabilities
Provisions (Note 11)	70,215	59,052
Share purchase warrants	20,991	23,651
Long-term portion of finance lease (Note 12)	10,865	10,824
Long-term debt (Note 13)	49,685	-
Deferred tax liabilities	330,221	54,919
Other liabilities (Note 14)	25,998	25,457
Total Liabilities	682,413	349,709

Equity
Capital and reserves (Note 15)
Issued capital	2,331,442	1,243,241
Share option reserve	20,595	8,631
Investment revaluation reserve	5,589	2,146
Retained earnings	385,785	339,821
Total equity attributable to equity holders of the Company	2,743,411	1,593,839
Non-controlling interests	8,606	8,248
Total Equity	2,752,017	1,602,087
Total Liabilities and Equity	$3,434,430	$1,951,796

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON MAY 15, 2012

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.

Condensed Interim Consolidated Income Statements

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended March 31,
	2012	2011
Revenue (Note 18)	228,819	190,481
Cost of sales
Production costs (Note 19)	(97,487)	(71,245)
Depreciation and amortization	(20,231)	(19,318)
Royalties	(9,205)	(3,900)
	(126,923)	(94,463)
Mine operating earnings	101,896	96,018

General and administrative	(5,454)	(3,734)
Exploration and project development	(7,172)	(2,918)
Acquisition costs (Note 3)	(13,799)	-
Foreign exchange gains	765	525
Gain on commodity and foreign currency contracts	354	219
Gain on sale of assets	88	58
Other income	2,219	1,007
Earnings from continuing operations	78,897	91,175

Gain on derivatives (Note 15)	2,660	27,523
Investment income	1,163	358
Interest and finance expense	(1,646)	(1,383)
Earnings before income taxes	81,074	117,673
Income taxes (Note 20)	(30,829)	(24,994)
Net earnings for the period	50,245	92,679

Attributable to:
Equity holders of the Company	49,883	92,161
Non-controlling interests	362	518
	50,245	92,679

Earnings per share attributable to common shareholders (Note 16)
Basic earnings per share	0.47	0.86
Diluted earnings per share	0.47	0.60
Weighted average shares outstanding (in 000’s) Basic	105,037	106,985
Weighted average shares outstanding (in 000’s) Diluted	105,113	107,399

Condensed Interim Consolidated Statements of Comprehensive Income

(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2012	2011
Net earnings for the period	50,245	92,679

Unrealized net gain (loss) on available for sale securities (net of zero dollars tax)	4,012	(103)
Reclassification adjustment for net loss included in earnings	(569)	(213)
Total comprehensive income for the period	53,688	92,363

Total comprehensive income attributable to:
Equity holders of the Company	53,326	91,845
Non-controlling interests	362	518
	53,688	92,363

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2012	2011
Cash flow from operating activities
Net earnings for the period	$50,245	$92,679
Income taxes (Note 20)	30,829	24,994
Depreciation and amortization	20,231	19,318
Accretion on closure and decommissioning provision	793	807
Unrealized gain on foreign exchange	7,847	1,162
Stock-based compensation expense	2,044	890
Unrealized gain on commodity contracts	-	(219)
Gain on derivatives (Note 15)	(2,660)	(27,523)
Gain on sale of assets	(88)	(58)
Changes in non-cash operating working capital (Note 17)	9,404	(23,082)
Operating cash flows before interest and income taxes	118,645	88,968

Interest paid	(154)	(9)
Interest received	595	145
Income taxes paid	(81,691)	(29,639)
Net cash generated from operating activities	$37,395	$59,465

Cash flow from (used in) investing activities
Payments for mineral property, plant and equipment	(21,361)	(17,192)
Maturity (purchases) of short term investments	180,779	(44,556)
Acquisition of Minefinders, net of cash acquired (Note 3)	86,528	-
Proceeds from sale of mineral property, plant and equipment	582	61
Net refundable tax and other asset expenditures	2,001	(4,165)
Net cash from (used in) investing activities	$248,529	$(65,852)

Cash flow from (used in) financing activities
Proceeds from issue of equity shares	79	1,118
Dividends paid	(3,919)	(2,695)
Net distributions to non-controlling interests	(4)	(254)
Net cash used in financing activities	$(3,844)	$(1,831)
Effects of exchange rate changes on cash and cash equivalents	(187)	170
Net increase (decrease) in cash and cash equivalents	281,893	(8,048)
Cash and cash equivalents at the beginning of the period	262,901	179,921
Cash and cash equivalents at the end of the period	$544,794	$171,873

See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009
Total comprehensive income
Net earnings for the year	-	-	-	-	352,494	352,494	1,652	354,146
Other comprehensive income	-	-	-	(5,552)	-	(5,552)	-	(5,552)
	-	-	-	(5,552)	352,494	346,942	1,652	348,594
Issued on the exercise of stock options	90,093	2,692	(503)	-		2,189	-	2,189
Issued as compensation	53,721	1,329	-	-		1,329	-	1,329
Issued on the exercise of warrants	139,761	4,675	-	-		4,675	-	4,675
Shares repurchased and cancelled	(3,582,200)	(42,342)	-		(51,692)	(94,034)	-	(94,034)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(2,055)	(2,055)
Stock-based compensation on option grants	-	-	2,112	-	-	2,112	-	2,112
Dividend paid	-	-	-	-	(10,732)	(10,732)	-	(10,732)
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the period	-	-	-	-	49,883	49,883	362	50,245
Other comprehensive loss	-	-	-	3,443	-	3,443	-	3,443
	-	-	-	3,443	49,883	53,326	362	53,688
Issued on the exercise of stock options	4,424	96	(18)	-	-	78	-	78
Issued on the exercise of warrants	24	1	-	-	-	1	-	1
Issued to acquire Minefinders (Note 3)	49,397,952	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued replacement options	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(4)	(4)
Stock-based compensation on option grants	-	-	544	-	-	544	-	544
Dividend paid	-	-	-	-	(3,919)	(3,919)	-	(3,919)
Balance, March 31, 2012	153,895,143	$2,331,442	$20,595	$5,589	$385,785	$2,743,411	$8,606	$2,752,017

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009

Total comprehensive income
Net earnings for the period	-	-	-	-	92,161	92,161	518	92,679
Other comprehensive loss	-	-	-	(316)	-	(316)	-	(316)
	-	-	-	(316)	92,161	91,845	518	92,363
Issued on the exercise of stock options	26,370	675	(135)	-	-	540	-	540
Issued on the exercise of warrants	16,266	775	-	-	-	775	-	775
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(254)	(254)
Stock-based compensation on option grants	-	-	445	-	-	445	-	445
Dividend paid	-	-	-	-	(2,695)	(2,695)	-	(2,695)
Balance, March 31, 2011	107,834,004	$1,278,337	$7,332	$7,382	$139,217	$1,432,268	$8,915	$1,441,183

See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of accounting policies described in Note 2(c) and certain amendments to the accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three month period ending March 31, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2011.

b.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	100%	Consolidated	Quiruvilca Mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V	Mexico	100%	Consolidated	Dolores Mine
Compañía Minera Tritón S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

6

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.	Significant Accounting Policies

Convertible Notes:

The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Derivatives:

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

d.	Changes in Accounting Standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates that the most significant of these standards relate to the following:

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate the application of IFRS 10 to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

7

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

3.	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options. Minefinders was engaged in precious metals mining and has exploration properties in Mexico and the United States. Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico. The acquisition is aligned with management’s objectives of enhanced operating and development portfolio diversification and mission to be the largest low-cost primary silver mining company worldwide. The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the Arrangement former Minefinders shareholders who elected the full proration option received $1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CDN$0.0001 for each of their Minefinders shares, and those who elected the cash option received CDN$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were as follows:

Dividend yield	0.26%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Purchase consideration
Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

8

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The purchase price allocation was as follows:
Net working capital acquired (including cash of $251.9 million)	$333,478
Mineral property, plant and equipment (Note 8)	1,045,326
Goodwill	211,292
Closure and decommissioning provision (Note 11)	(10,880)
Long-term debt (Note 13)	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed and none of this is deductible for tax purposes.

During the quarter ended March 31, 2012, there is a nil net income for Minefinders (period from acquisition date of March 30, 2012 to March 31, 2012). The incremental impact to net earnings of the Company for the quarter ended March 31, 2012, had the acquisition occurred on January 1, 2012, would result in an increase in net earnings in the amount of $9.4 million and total net earnings of $59.6 million. Total transaction costs incurred relating to the acquisition and recognized in the Condensed Interim Consolidated Income Statement for the quarter ended March 31, 2012 amounted to $13.8 million. The cash flow from the acquisition of Minefinders, net of cash acquired amounted to $86.5 million.

As at the date these unaudited condensed interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained earnings with a balance of $2.7 billion as at March 31, 2012 (December 31, 2011 - $1.6 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives. The Company has a $150 million credit facility with a syndicate of international banks which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2011.

5.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

9

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. At March 31, 2012, the Company had 3,600 tonnes of lead under contract with a positive mark-to-market valuation of $0.4 million.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2012 the Company had receivable balances associated with buyers of its concentrates of $47.7 million (December 31, 2011 - $40.5 million).  The vast majority of the Company’s concentrate is sold to seven well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At March 31, 2012 the Company had approximately $30.4 million (December 31, 2011 - $35.9 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

10

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending. At March 31, 2012, the Company had no forward contracts to purchase foreign currencies. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At March 31, 2012 the Company’s cash and short term investments includes $87.7 million in CAD and $49.2 million in MXN.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

The Company’s commitments have contractual maturities which are summarized below:

Payments due by period
	Total	Less than a year	1 - 3 years	3 - 5 years	After 5 years
Finance lease obligations (1)	$34,775	23,844	10,931	-	-
Current liabilities(2)	144,006	144,006	-	-	-
Long term income taxes payable (Note 14)	3,154	-	-	3,154	-
Severance accrual	6,006	3,949	-	2,057	-
Contribution plan(3)	3,290	3,290	-	-	-
Convertible notes(4)	36,235	-	-	36,235
Total contractual obligations(5)	$227,466	175,089	10,931	41,446	-

(1)	Includes lease obligations in the amount of $10.3 million (December 31, 2011 - $10.1 million) with a net present value of $10.1 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $24.4 million (December 31, 2011 - $21.9 million); both discussed further in Note 12.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.
(3)	In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 15. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate. The balance includes amounts expected to be paid but not accrued in the amount of $0.18 million.
(4)	Represents the face value of the replacement convertible note related to the Minefinders acquisition. Refer to Note 13 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the liability arising from Aquiline acquisition discussed in Note 14, and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2011, except for the convertible notes assumed as part of the Minefinders acquisition.

11

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

6.	Short Term Investments and Other Assets

	March 31, 2012			December 31, 2011
Available for sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$49,411	$44,760	$4,651	$228,321	$226,997	$1,324
	$49,411	$44,760	$4,651	$228,321	$226,997	$1,324

7.	Inventories

Inventories consist of:

	March 31, 2012(1)	December 31, 2011
Concentrate inventory	$23,603	$21,473
Stockpile ore	42,704	31,704
Heap inventory	67,793	-
Doré and finished inventory	43,398	46,558
Materials and supplies	53,217	35,961
	$230,715	$135,696

(1)	Includes inventory in the amount of $91.7 million related to the Minefinders acquisition.

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

12

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Mineral property, plant and equipment consist of:

	March 31, 2012			December 31, 2011
	Cost	Accumulated Amortization	Carrying(1) Value	Cost	Accumulated Amortization	Carrying Value
Huaron mine, Peru	$115,575	$(47,172)	68,403	$113,362	$(44,935)	$68,427
Morococha mine, Peru	163,784	(43,648)	120,136	155,524	(41,048)	114,476
Alamo Dorado mine, Mexico	175,949	(113,932)	62,017	174,067	(110,882)	63,185
La Colorada mine, Mexico	76,041	(41,704)	34,337	71,602	(40,793)	30,809
Dolores Mine, Mexico	865,326	-	865,326	-	-	-
Manantial Espejo mine, Argentina	296,717	(109,370)	187,347	296,431	(102,126)	194,305
San Vicente mine, Bolivia	116,215	(38,067)	78,148	115,848	(35,200)	80,648
Other	25,753	(3,343)	22,410	25,196	(3,107)	22,089
Total	$1,835,360	$(397,236)	1,438,124	$952,030	$(378,091)	$573,939

Land and Exploration and Evaluation:
Land			$9,347			$8,999
Navidad Project, Argentina			555,779			552,265
Minefinders Group, Mexico			180,000			-
Morococha, Peru			15,474			15,975
Other			38,530			38,530
Total non-producing properties			$799,130			$615,769
Total mineral property, plant and equipment			$2,237,254			$1,189,708

(1)	Includes mineral property, plant and equipment with a carrying value of $1.0 billion related to the Minefinders acquisition.

Navidad Project, Argentina

During the period ended March 31, 2012 the Company capitalized $3.5 million of evaluation costs at the Navidad Project in Argentina (2011 - $4.6 million).

La Preciosa Project, Durango, Mexico

In April 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement, pursuant to which Pan American and Orko agreed to develop the La Preciosa silver project located in the State of Durango, Mexico. Under the terms of the agreement, in order for the Company to retain its 55% interest in the project: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Letter of Agreement (the condition was achieved as of the first quarter of 2010) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine. In exchange for its 45% interest in the venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions. For the three months ended March 31, 2012, the exploration expense recognized arising from the La Preciosa project is $0.71 million (2011 - $0.6 million). Refer to Note 22 for further details regarding events subsequent to the quarter ended March 31, 2012.

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

13

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to March 31, 2012, the Company has received $13.8 million which has been utilized and offset against direct project related expenses or recognized as other income to the extent it represents a reimbursement of capital expenditures. The Company has also entered into a funding arrangement whereby it has received advances towards some of the project capital expenditures in the amount of $23.9 million to date. These advances are subject to an annualized interest rate of 2.2%, which is paid monthly until the completion of the construction. At the conclusion of the construction these advance payments will be converted into a leasing arrangement.

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”). Minefinders’ primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico. Refer to Note 3 for further details about the acquisition.

9.	Other Assets

Other assets consist of:

	March 31, 2012	December 31, 2011
Long-term prepaid deposit(1)	$5,205	$5,205
Reclamation bonds	213	224
	$5,418	$5,429

(1) Represents a prepaid deposit related to the Virtual Gas Line Project at the Manantial mine.

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	March 31, 2012	December 31, 2011
Accounts payable	$55,897	$30,879
Accrued liabilities	26,825	13,199
Payroll and related benefits	20,928	24,174
Severance accruals	7,249	3,032
Other taxes payable	840	152
Other	3,052	6,822
	$114,791	$78,258

11.	Provisions

	Closure and Decommissioning	Litigation	Total
As at December 31, 2011	$55,773	$5,620	$61,393
Revisions in estimates and obligations incurred
Minefinders acquisition	10,880	2,000	12,880
Charged (credited) to earnings:
-new provisions	-	559	559
-unused amounts reversed	-	(35)	(35)
-exchange gains on provisions	-	47	47
Utilized in the period	(316)	(452)	(768)
Accretion expense	793	-	793
As at March 31, 2012	$67,130	7,739	74,869

14

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	March 31, 2012	December 31, 2011
Maturity analysis of total provisions:
Current	$4,654	$2,341
Non-Current	70,215	59,052
	$74,869	$61,393

12.	Finance Lease Obligations

	March 31, 2012	December 31, 2011
Lease obligations(1)	$10,063	$9,764
Equipment and construction advances(2)	24,431	21,901
	$34,494	$31,665

	March 31, 2012	December 31, 2011
Maturity analysis of finance leases:
Current	$23,629	$20,841
Non-Current	10,865	10,824
	$34,494	$31,665

(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at the end of March 31, 2012 to their present value is presented in the following table:

	March 31, 2012	December 31, 2011
Less than a year	6,743	$5,737
2 years	3,340	3,787
3 years	262	558
	10,345	10,082
Less future finance charges	(282)	(318)
Present value of minimum lease payments	$10,063	$9,764

(2)	Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine. These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction at which point these advance payments will be converted into a leasing arrangement.

13.	Long Term Debt

	March 31, 2012	December 31, 2011
Convertible notes	30,837	-
Conversion feature on the convertible notes	18,848	-
Total long-term debt	$49,685	$-

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement dated March 30, 2012, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The difference between the $30,837 carrying value and the $36,235 face value of the Notes is $5,398. The unwinding of the discount is recognized as finance expense over the terms of the notes using an effective interest rate. The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition. The terms of the Agreement stipulate the following:

15

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

If a Noteholder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a)	96.670 Preferred Shares (the “Conversion Rate”) upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Pan American (the “Preferred Shares”);
b)	an amount of cash equal to the Conversion Rate multiplied by CAD$1.84 plus the market value of 0.55 of a Pan American common share (the “Market Value of the Consideration”) at the time of such conversion; or
c)	a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a)	CAD$1.84 and 0.55 of Pan American common shares;
b)	an amount of cash equal to the Market Value of the Consideration; or
c)	a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a)	the number of Preferred Shares equal to the Conversion Rate;
b)	an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the Daily VWAP of Pan American shares for the 10 consecutive PA trading days commencing on the first PA trading day after the date of the Company’s notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or
c)	such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration. For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

14.	Other Long Term Liabilities

Other long term liabilities consist of:

	March 31, 2012	December 31, 2011
Deferred credit(1)	$20,788	$20,788
Long term income tax payable (Note 21)	3,154	2,274
Severance accruals	2,056	2,395
	$25,998	$25,457

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

16

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

15.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers. The plan provides for the issuance of common shares and stock options, as incentives. The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the stock Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Additionally, from time to time, the Company issues replacement options and warrants related to acquisitions.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2010	1,448,396	$32.95	7,954,745	$34.67	9,403,141

Granted	373,853	$24.90	-	$-	373,853
Exercised	(90,093)	$23.61	(139,761)	$16.05	(229,854)
Expired	(449,097)	$48.10	-	$-	(449,097)
Forfeited	(39,747)	$27.15	-	$-	(39,747)
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296

Granted – replacement options	1,760,705	$19.50	-	$-	1,760,705
Exercised	(4,424)	$17.73	(24)	$35.00	(4,448)
Forfeited	(34,272)	$28.33	-	$-	(34,272)
As at March 31, 2012	2,965,321	$22.09	7,814,960	$35.00	10,780,281

During the quarter ended March 31, 2012, 4,424 common shares were exercised for proceeds of $0.08 million in connection with the options under the plan (March 31, 2011 – 26,370 common shares and proceeds of $0.5 million) and 34,272 shares were forfeited (March 31, 2011 – nil).

Replacement Option Granted

As part of the Minefinder acquisition each Minefinder option holder was provided a replacement option that is exercisable to purchase Pan American shares. The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the Minefinders Option (rounded down to the nearest whole number of Pan American shares). The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

17

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

On March 30, 2012, the Company issued 1,760,705 of replacement options with a fair value of $10.7 million. Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were a dividend yield of 0.26%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2012. The underlying options agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2012	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2012	Weighted Average Exercise Price CAD$
$15.27 - $17.73	1,229,759	17.39	$16.06	1,229,759	$16.06
$17.74 - $22.23	133,081	34.89	$22.23	133,081	$22.23
$22.24 - $25.19	1,315,467	58.19	$24.83	879,590	$24.77
$25.20 - $36.66	187,938	5.22	$32.67	187,938	$32.67
$36.67 - $40.22	99,076	68.34	$40.22	49,547	$40.22
	2,965,321	37.20	$22.09	2,479,915	$21.23

For the quarter ended March 31, 2012, the total employee stock-based compensation expense recognized in the income statement was $2.0 million including $0.7 million in post-acquisition costs associated with the replacement options (2011 - $0.9 million and nil, respectively).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants (Consideration and Replacement Warrants). The following table summarizes information concerning the warrants outstanding and warrants exercisable as at March 31, 2011. The underlying options agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2012	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2011	Weighted Average Exercise Price CAD$
$35.00	7,814,960	32.23	$35.00	7,814,960	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the quarter ended March 31, 2012, there was a derivative gain of $2.7 million (2011 – $27.5 million).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	March 31, 2012	December 31, 2011
Warrant strike price	$35.00	$35.00
Exchange rate (1CAD = USD)	0.999	0.9771
Risk-free interest rate	1.2%	1.0%
Expected dividend yield	0.7%	0.5%
Expected stock price volatility	41%	41%
Expected warrant life in years	2.7	2.9
Quoted market price at period end	$22.01	$22.28

18

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the plan is CAD$11.1 million. As of March 31, 2012 CAD$3.29 million remains to be paid as described in Note 5. No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012.

During the quarter ended March 31, 2012 the Company purchased and cancelled nil shares (2011 – nil).

Dividends

On February 22, 2012, the Company declared a dividend of $0.0375 per common share paid to holders of record of its common share as of the close of business on March 5, 2012.

On May 15, 2012, the Company declared a quarterly dividend of $0.0375 per common share to be paid to holders of record of its common shares as of the close of business on May 28, 2012. These dividends were not recognized in these condensed interim consolidated financial statements during the period ended March 31, 2012.

16.	Earnings Per Share (Basic and Diluted)

For the three months ended March 31,	2012			2011
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net Earnings(1)	$49,883			$92,161

Basic EPS	$49,883	105,037	$0.47	$92,161	106,985	$0.86
Effect of Dilutive Securities:
Stock Options	-	66		-	239
Warrants	-	-		(27,719)	175
Convertible Notes	-	10		-	-
Diluted EPS	$49,883	105,113	$0.47	$64,442	107,399	$0.60

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2012 were 9,417,441 out-of-money options and warrants (2011 – 249,018).

19

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

17.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

For the three months ended March 31,	2012	2011
Changes in non-cash operating working capital items:
Trade and other receivables	$(4,784)	$(7,838)
Inventories	(4,200)	(13,866)
Prepaid expenditures	1,211	(401)
Accounts payable and accrued liabilities	17,373	(408)
Provisions	(196)	(569)
	$9,404	$(23,082)

Significant Non-Cash Items:	2012	2011
Fair value adjustment of warrants exercised	$95	$-
Fair value of Pan American shares issued (Note 3)	$1,088,104	$-
Replacement options (Note 3)	$10,739	$-
Post-acquisition cost associated with the replacement options (Note 15)	$699	$-
Advances received for construction and equipment leases	$2,823	$2,854

18.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

	Three months ended March 31, 2012
	Peru			Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Aquiline Group.	Minefinders Group	Other	Total
Revenue from external customers	$34,234	$18,235	$7,898	$61,777	$39,757	$43,743	$23,175	$-	$-	$-	$228,819
Depreciation and amortization	$(2,174)	$(2,368)	$(189)	$(5,326)	$(1,264)	$(6,113)	$(2,561)	$(100)	$-	$(136)	$(20,231)
Exploration and project development	$(92)	$(482)	$-	$(327)	$(479)	$(33)	$-	$(4,278)	$-	$(1,481)	$(7,172)
Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(13,799)	$(13,799)
Interest and financing expenses	$(240)	$(146)	$(168)	$(46)	$(59)	$(173)	$(83)	$(19)	$-	$(712)	$(1,646)
Gain on disposition of assets	$2	$72	$-	$14	$-	$-	$-	$-	$-	$-	$88
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$2,660	$2,660
Foreign exchange gain (loss)	$(82)	$(7)	$(118)	$(464)	$(1,239)	$(883)	$85	$41	$-	$3,432	$765
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$354	$354
Earnings (loss) before income taxes	$13,661	$2,862	$(57)	$38,316	$23,288	$12,520	$6,942	$(5,387)	$-	$(11,071)	$81,074
Net earnings (loss) for the period	$9,693	$(1,269)	$(190)	$23,625	$23,379	$6,666	$4,734	$(4,929)	$-	$(11,464)	$50,245
Capital expenditures	$2,054	$8,268	$189	$2,072	$4,441	$2,378	$367	$4,118	$-	$301	$24,188
Total assets	$146,299	$166,966	$19,972	$157,035	$105,377	$345,927	$113,631	$601,921	$1,612,786	$164,516	$3,434,430
Total liabilities	$38,719	$71,000	$27,913	$13,139	$15,611	$62,020	$26,676	$25,034	$348,530	$53,771	$682,413

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Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended March 31, 2011
	Peru			Mexico		Argentina	Bolivia
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Aquiline Group	Minefinders Group	Other	Total
Revenue from external customers	$25,239	$23,042	$10,904	$45,645	$35,683	$36,796	$11,173	-	$-	$1,999	$190,481
Depreciation and amortization	$(1,543)	$(2,238)	$(484)	$(5,344)	$(1,106)	$(7,051)	$(1,412)	(69)	$-	$(71)	$(19,318)
Exploration and project development	$-	$(1)	$-	$(62)	$(140)	$-	$-	(1,704)	$-	$(1,011)	$(2,918)
Interest and financing expenses	$(89)	$(150)	$(163)	$(91)	$(79)	$(201)	$(109)	(19)	$-	$(482)	$(1,383)
Gain on disposition of assets	$-	$51	$-	$-	$5	$-	$2	-	$-	$-	$58
Loss on derivatives	$-	$-	$-	$-	$-	$-	$-	-	$-	$27,523	$27,523
Foreign exchange gain (loss)	$(48)	$(85)	$4	$(329)	$91	$(1,014)	$97	(621)	$-	$2,430	$525
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	-	$-	$219	$219
Earnings (loss) before income taxes	$10,420	$8,556	$4,549	$29,900	$24,514	$8,060	$4,227	(2,597)	$-	$30,044	$117,673
Net earnings (loss) for the period	$6,598	$4,678	$3,501	$22,066	$20,924	$4,941	$1,634	(1,605)	$-	$29,942	$92,679
Capital expenditures	$2,345	$6,475	$484	$562	$1,386	$2,379	$1,784	4,562	$-	$69	$20,046
Total assets	$55,887	$146,627	$91,280	$135,233	$61,479	$334,871	$114,905	579,493	$-	$281,882	$1,801,657
Total liabilities	$20,439	$48,823	$39,049	$21,723	$21,206	$49,867	$23,288	26,087	$-	$109,992	$360,474

	Three months ended March 31,
Product Revenue	2012	2011
Refined silver and gold	$120,183	$92,916
Zinc concentrate	22,220	15,800
Lead concentrate	42,914	41,798
Copper concentrate	43,502	39,967
Total	$228,819	$190,481

19.	Production Costs

Production costs are comprised of the following:

For the three months ended March 31,	2012	2011
Consumption of raw materials and consumables	$31,130	$28,379
Employee compensation and benefits expense	33,273	25,595
Contractors and outside services	19,880	15,384
Utilities	6,626	6,018
Changes in inventories	6,622	8,005
Other expenses	(44)	(12,136)
	$97,487	$71,245

20.	Income Taxes

For the three months ended March 31,	2012	2011
Current income taxes	29,522	24,417
Deferred income taxes	1,307	577
Provision for income taxes	$30,829	$24,994

As of January 1, 2012, the applicable income tax rate in Canada was reduced from 26.5% to 25%. The change in tax rate has no income tax impact.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three months ended March 31, 2012 and the comparable period of 2011 were the unrealized gains and losses on the Company’s warrants position, foreign income tax rate differentials, and non-recognition of certain deferred tax assets. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

21

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Three months ended March 31,	2012	2011
Income before taxes	81,074	117,673
Statutory tax rate	25.00%	26.50%
Income tax expense based on above rates	$20,269	$31,183
Increase (decrease) due to:
Non-deductible expenses	326	557
(Increase) decrease to estimated deductible expenses	2,389	(3,471)
Change in net deferred tax assets not recognized	3,464	(812)
Non-taxable unrealized gains on derivative financial instruments - warrants	(665)	(7,294)
Foreign tax rate differences	4,460	3,117
Effect of other taxes paid (mining and withholding)	1,045	1,274
Change in net deferred tax assets not recognized for exploration expenses	774	989
Other	(1,233)	(549)
	$30,829	$24,994
Effective tax rate	38.03%	21.24%

21.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

c.	Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general working capital purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, had a term of four years.  On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company’s net debt to EBITDA ratio. As at March 31, 2012, the Company has made no drawings under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

22

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of March 31, 2012 and December 31, 2011, $67.1 million, and $55.8 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 11.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved. The long term portion of the Company’s current income taxes payable is classified as long term in Note 5 and Note 14.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at March 31, 2012 is $10.1 million (December 31, 2011: $9.8 million) and the schedule of timing of payments for this obligation is found in Note 12.

g.	Law changes in Argentina

On October 26, 2011 the Federal Government of Argentina promulgated an “economic emergency” decree requiring all oil, gas and mining exporters to repatriate 100% of revenue receipts, in an attempt to stem ongoing capital flight.  Pan American is currently assessing the implications the new regulation will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro.  Currently, management believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.

h.	Political changes in Bolivia

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries. There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

In a press release on April 19, 2011, management provided comments on media reports from Bolivia, that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government). In a follow up release on May 3, 2011, we provided an update on this situation. On May 1, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and the Company expects normal operations to continue status quo. The Company will take every measure available to enforce our rights under our agreement with COMIBOL and are confident that we will ultimately be successful in protecting our investment.

23

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the Province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges.

Huaron, Quiruvilca and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes. Because the Huaron and Quiruvilca mines are one legal entity, this royalty is calculated on the cumulative production of both mines while the calculation of the royalty on Morococha’s production is done on this mine alone.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

24

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011
(Unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operations cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovers its investment in the property. Thereafter, the Participation Fee will revert back to its original percentage. For the quarter ended March 31, 2012 the royalties to COMIBOL amounted to approximately $7.4 million (2011 - $1.4 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. Recovery of capital investment was not achieved as of March 31, 2012. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

22.	Subsequent Events

a)	In April 2012, the Company provided notice to Orko Silver Corp (“Orko”) that it has decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American is relinquishing its right to earn a 55% interest in the La Preciosa project and Orko will retain 100% of the project. After completing almost three years of exploration, engineering and project development work, the Company came to the conclusion that any continued participation in the La Preciosa project is unlikely to generate a rate of return that meets Pan American's internal economic hurdle rate. Because the Company had no carrying value in this project, there is no loss on relinquishment of the project.

b)	On April 19, 2012 the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition. See Note 13.

25